Exhibit 12.1
                               TEREX CORPORATION
               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                   9 months Ended
                   September 30,                 Year Ended December 31,
                       1993*          1992*     1991    1990     1989     1988
EARNINGS
Income before
 taxes and
 minority interest   (44,902)     (57,175)  (38,640)  10,606   20,161    14,522
Adjustments:
 Minority interest
  in losses of
  consolidated
  subsidiaries                               (9,722)
 Undistributed
  (income) loss of
  less than 50% owned
  investments             677       35,045   (4,209) (7,480)  (5,555)
 Distributions from
  less than 50% owned
  investments                                  1,681     732      100
 Fixed charges         30,165       27,214    35,617  54,167   39,120    15,016

     Earnings        (14,060)        5,084  (15,273)  58,025   53,826    29,538


FIXED CHARGES
Interest expense,
 including debt discount
 amortization          23,849       23,320    31,165  47,607   33,597    13,508
Amortization/writeoff
 of debt
 issuance costs         4,758        1,694     1,304   3,954    3,296       303
Portion of rental
 expense representative
 of interest factor     1,558        2,200     3,148   2,606    2,227     1,205

 Fixed charges         30,165       27,214    35,617  54,167   39,120    15,016


RATIO OF EARNINGS
 TO FIXED CHARGES         (1)          (1)       (1)    1.1      1.4      2.0

AMOUNT OF EARNINGS
 DEFICIENCY FOR
 COVERAGE OF
 FIXED CHARGES         44,225       22,130    50,890       0        0         0

(1)      Less than 1.0x.

*   Fruehauf deconsolidated as of January 1, 1992